Exhibit 99.1

Greenfire Resources Closes Business Combination with M3-Brigade Acquisition III Corp., Announces Public Listing on the New York Stock Exchange, Senior Secured Note Refinancing and New Credit Facilities

CALGARY, AB, and NEW YORK – September 20, 2023 – Greenfire Resources Inc., a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce that it has closed its business combination with M3-Brigade Acquisition III Corp., a New York Stock Exchange (“NYSE”) listed special purpose acquisition company (“MBSC”), which valued Greenfire at US$950 million (the “Business Combination”) and was previously announced on December 15, 2022. The newly combined company is named Greenfire Resources Ltd. (“Greenfire” or the “Company”). The common shares of Greenfire are expected to commence trading on the NYSE under the symbol “GFR” on September 21, 2023.

Creating a Public Intermediate Pure Play Producer with Concentrated Tier-1 Oil Sands Assets

Greenfire currently operates two producing Steam Assisted Gravity Drainage (“SAGD”) bitumen production facilities, Hangingstone Expansion and Hangingstone Demo. The Company owns a 75% working interest in Hangingstone Expansion (the “Expansion Asset”) and a 100% working interest in Hangingstone Demo (the “Demo Asset”). The Expansion Asset and Demo Asset (collectively, the “Hangingstone Facilities”) both produce from the same Tier-1 SAGD reservoir in the McMurray Formation, with the Expansion Asset connected to expandable pipeline infrastructure for diluted bitumen and diluent.

“Greenfire successfully assembled some of the highest quality oil sands assets in the industry and has now formalized its publicly listed platform to pursue additional potential step change value generation opportunities. Listing on the NYSE further expands the Company’s access to capital, and decisively positions Greenfire as a leading intermediate oil sands operator,” said Robert Logan, President and Chief Executive Officer of Greenfire. “Supporting the safe, responsible, and efficient development of our world-class assets is an incredible team of dedicated and talented employees.”

At the special meeting of MBSC’s shareholders, 95.2% of votes cast approved the Business Combination. “We are pleased to complete this Business Combination, and we are grateful for the support of both companies’ shareholders,” said Mohsin Y. Meghji, executive chairman of MBSC.

Greenfire Equity Issuance

In connection with the closing of the Business Combination, the parties closed an approximately US$42 million private placement (the “Transaction Financing”). The common shares issued pursuant to the Transaction Financing were issued at a price of US$10.10 per share. An aggregate of US$50 million of common shares was subscribed for pursuant to the Transaction Financing but approximately US$8 million was, pursuant to the subscription agreements entered into in connection with the Transaction Financing (the “Subscription Agreements”), automatically reduced due to funds remaining in MBSC’s trust account at closing as a result of approximately 2.5% of the shares of MBSC Class A common not electing to redeem in connection with the Business Combination. The Business Combination also contemplated that Greenfire would issue up to US$50 million in convertible notes, which would have been convertible into common shares of Greenfire at a conversion price of US$13.00; however, as a result of completing the New Note (as defined below) financing, the convertible notes were not issued (pursuant to the terms of the Subscription Agreements) as Greenfire was successful in simplifying and streamlining its capital structure to better compete as a public company.

1 | Page

On closing of the Business Combination, former equity holders of Greenfire Resources Inc. hold approximately 87% of the outstanding common shares of Greenfire after taking into account common shares issued pursuant to the Business Combination.

Greenfire Substantially Advances its Capital Structure and Liquidity with the Issuance of US$300 million Senior Secured Notes and New C$50 million Senior Credit Facilities

●	New Notes: Concurrent with the Business Combination, Greenfire closed a private offering of US$300 million aggregate principal amount of senior secured notes (the “New Notes”), which were issued at a price of US$980.00 per US$1,000.00 principal amount. The New Notes mature on October 1, 2028 and have a fixed coupon of 12.0% per annum, paid semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024. The New Notes provide certainty for the Company’s ability to reduce debt in the near term by utilizing 75% of excess cash flow (as defined in the trust indenture) semi-annually to retire the New Notes at a price of US$1,050.00 per US$1,000.00 principal amount until total indebtedness is less than US$150 million, at which point it reduces to 25% of excess cash flow until less than US$100 million of the New Notes remain outstanding.

●	Old Notes: Greenfire used a portion of the net proceeds from the New Notes to retire Greenfire’s existing 12.0% Senior Secured Notes due 2025 (the “Old Notes”) pursuant to a previously announced tender offer (the “Tender Offer”). An aggregate of US$217,934,000 principal amount of the Old Notes, or 99.99954% of the aggregate principal amount outstanding, were validly tendered pursuant to the Tender Offer. The tender price paid for the Old Notes was US$1,065.00 per US$1,000 principal amount of the Old Notes validly tendered and accepted for purchase pursuant to the Tender Offer, plus accrued and unpaid interest up to, but not including, the settlement date. The remaining Old Notes will be redeemed on or about October 5, 2023 in accordance with a notice of redemption issued by Greenfire on September 5, 2023.

●	New Senior Credit Facilities: Greenfire has entered into a credit agreement with Bank of Montreal, as agent, and a syndicate of certain other financial institutions as lenders to provide for senior secured extendable revolving credit facilities (the “Senior Credit Facilities”) in an aggregate principal amount of C$50 million, comprised of an operating facility and a syndicated revolving facility. The Senior Credit Facilities will be guaranteed and secured on a perfected first-priority basis with a “first out” status.

●	Pro-forma Liquidity and Financial Positioning: The Company has cash and cash equivalents of approximately C$43 million as at June 30, 2023, with additional restricted cash of approximately C$47 million, largely associated with letters of credit for its pipeline transportation agreements. Greenfire believes that it has materially augmented its liquidity and financial flexibility with its new undrawn C$50 million Senior Credit Facilities and US$300 million of New Notes. The Company intends to prioritize debt repayment in the near term to further enhance long-term resiliency.

2 | Page

The Company’s Growth Oriented Strategy and Positioning for Future Shareholder Returns

●	Long-life Oil Sands Assets with a Differentiated Tier-1 Reservoir: Compared to most oil and gas assets, SAGD assets typically have a reserve base that is longer life, with relatively low decline rates and reliable operating performance. As this relates to Greenfire’s current assets:

o	Greenfire has well-delineated reservoirs in approved developments at the Expansion Asset, with currently booked Total Proved reserves anticipated to support high facility utilization rates for over three decades.

o	The Company believes that both the Expansion Asset and Demo Asset have Tier-1 SAGD reservoirs, meaning they have no top gas, bottom water or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant utilization and routine replacement of downhole pumps for production. Tier-1 reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

o	A noteworthy example of a SAGD asset with a low long-term decline rate is the Demo Asset, which shares the same Tier-1 reservoir and river channel as the Expansion Asset. Over nearly two decades, declines at the Demo Asset have remained relatively low without the need for new well pair drilling or any infill or Refill (as defined below) wells. Under Greenfire’s operatorship, production per well has increased at the Demo Asset through subcool optimization and non-condensable gas (“NCG”) co-injection to increase reservoir pressure.

●	Industry Established Capital Efficient Production Growth Plan:

o	Since Greenfire assumed operatorship of the Expansion Asset and the Demo Asset, Greenfire’s objective has been to maximize free cash flow generation. As such, the Company’s capital expenditures to date at the Hangingstone Facilities have been relatively limited and primarily directed towards maintenance, major turnarounds, and quick-payout optimization projects.

■	At the Expansion Asset, no new well pairs have been drilled since the facility was commissioned in 2017 and zero infill or Refill wells have been drilled at the Expansion Asset or the Demo Asset.

o	The Company’s current capital expenditure plans include projects designed to increase production at the Expansion Asset and the Demo Asset. Greenfire anticipates that the implementation of industry standard drilling techniques as well as surface facility optimizations can lead to a material increase in production and profitability.

■	At the Expansion Asset, two core development initiatives are currently being executed to deliver planned production growth:

●	Debottlenecking facility NCG co-injection capabilities - Greenfire expects to restore higher reservoir pressure at the Expansion Asset using proven NCG co-injection techniques similar to those successfully executed by the Company at the adjacent Demo Asset and by other operators in the industry at various SAGD assets.

●	Drilling redevelopment infill producer (“Refill”) wells - Greenfire is currently drilling extended reach (targeting 1,600 meters of horizontal length) Refill wells at the Expansion Asset. Refill wells utilize an existing producer wellhead and casing, with cost savings anticipated from reduced drilling and facilities as well as an expected acceleration of first production. The Company expects that Refill wells will enhance the total bitumen recovery of previously drilled and steamed well pairs by producing incremental pre-heated bitumen between two sets of well pairs with minimal geological risk and marginal incremental capital expenditure. The SAGD industry has a long-term track record of consistently and effectively producing incremental pre-heated bitumen volumes from infill and Refill wells.

■	At the Demo Asset, near-term development consists of relatively minor capital spending to drill and commission a second water disposal well to increase water handling capabilities as well as smaller debottlenecking projects to allow for the reactivation of existing offline well pairs to increase production.

3 | Page

●	Strong Free Cash Flow Generation Potential with Material Exposure to Canadian Heavy Oil Pricing: The capital expenditure profile for SAGD assets is largely spent upfront to build processing facilities and major infrastructure, with the resulting operating cost structure more fixed compared to other conventional oil and gas assets. The Company’s structural cost advantages from its Tier-1 reservoir, combined with its relatively lower forecasted capital expenditure profile owing to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, is anticipated to result in near-term production growth and potential meaningful free cash flow generation. As the Company’s production is 100% weighted to benchmarks that are linked to Western Canadian Select (“WCS”), Greenfire has material exposure to a potential improvement in WCS differentials and Canadian heavy oil pricing. The Company’s newly advanced capital structure with augmented liquidity was envisioned, among many reasons, to navigate possible WCS differential volatility as new pipeline infrastructure in Western Canada progresses toward probable completion in 2024.

●	Debt Reduction as a Strategic Priority with a Methodical Approach to Commodity Risk Management: Concurrent with the Company’s near-term production growth plans at the Hangingstone Facilities, Greenfire will continue to prioritize the deleveraging of its balance sheet. The Company will reduce debt in the near term by utilizing 75% of excess cash flow to retire the New Notes until total indebtedness is less than US$150 million. Greenfire will hedge 50% of its forecasted proved developed producing production on a rolling 12-month basis to strategically balance downside protection while maintaining a degree of upside exposure in the current price environment.

●	Positioning for Shareholder Returns and Future Growth: Greenfire intends to formalize and initiate a policy to return capital to its shareholders in due course. Greenfire also plans to evaluate additional potential opportunities for further production growth over time, including external acquisitions, and will consider opportunities that compete with the expected returns from its existing Tier-1 assets and is accretive to its shareholders.

Governance

Greenfire is committed to maintaining high standards of corporate governance and risk management. Concurrent with the closing of the Business Combination, Derek Aylesworth and Matthew Perkal have been appointed to Greenfire’s Board of Directors.

Derek Aylesworth has over 20 years of experience in the Canadian oil and gas industry. He has served as the Chief Financial Officer of Seven Generations Energy Ltd., an oil and gas producer operating in western Canada, between March 2018 to April 2021. He has previously served as the CFO of Baytex Energy Corp. between November 2005 until June 2014. Mr. Aylesworth holds a Bachelor of Commerce degree and is a Chartered Professional Accountant with expertise in taxation and has experience as a tax advisor in both the oil and gas industry and public practice in Calgary.

Matthew Perkal is currently Head of Special Situations and SPACs at Brigade Capital Management. He previously served as MBSC’s Chief Executive Officer and as Executive Vice President of M3 Brigade Acquisition II Corp. and is a member of the management team for Brigade-M3 European Acquisition Corporation. Prior to joining Brigade, Mr. Perkal worked at Deutsche Bank as an Analyst in the Leveraged Finance Group. Mr. Perkal received a BS in Economics with a concentration in Finance and Accounting from the University of Pennsylvania’s Wharton School.

The Company will benefit from the experience of Julian McIntyre as Chair, Robert Logan, Derek Aylesworth, Jonathan Klesch, Venkat Siva and Matthew Perkal as directors.

4 | Page

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that utilize steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership.

Greenfire common shares are listed on the New York Stock Exchange under the symbol “GFR”.

For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Advisors

Carter Ledyard & Milburn LLP, Burnet, Duckworth & Palmer LLP and Felesky Flynn LLP are acting as counsel to Greenfire. Wachtell, Lipton, Rosen & Katz and Osler, Hoskin & Harcourt LLP are serving as counsel to MBSC. BDO LLP served as MBSC’s auditor and Deloitte LLP has served as auditor for Greenfire and will continue as auditor for Greenfire.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the following matters: the expected timing that the Greenfire common shares will commence trading on the NYSE; the Company’s intent to pursue potential value generation opportunities; the expectation that listing on the NYSE will expand Greenfire’s access to capital and range of new investment prospects; the expectation of reducing debt in the near future; the expectation that the Company has materially augmented its liquidity and financial flexibility; the long term ability to produce bitumen from the Company’s Hangingstone Facilities; the current capital expenditure plans for the Expansion Asset and the Demo Asset and the expected benefits from such plans; the expectation that the current capital expenditure plans will enhance bitumen recovery and reduce costs; the expectation that the Company has structural cost advantages from its Tier 1 reservoir; the expectation that the Company’s cost advantages combined with its relatively lower forecasted capital expenditure profile owing to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, may result in near-term production growth and potential material free cash flow generation (depending on commodity pricing); the expectation that the Company has exposure to improvements in WCS differentials and Canadian heavy oil pricing; the expectation that the Company’s capital structure will help navigate possible WCS differential volatility as new pipeline infrastructure in Western Canada progresses toward probable completion in 2024; the Company’s future hedging plans; the Company’s future plans for shareholder returns; and Greenfire’s plans to continue to evaluate additional potential opportunities for further production growth, including external acquisitions.

5 | Page

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: risks relating to reduced or volatile commodity prices; risks associated with the oil and gas industry in general (e.g., including operational risks in development, exploration and production; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation; pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group; delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures limited liquidity and trading of the Company’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 filed with the United States Securities and Exchange Commission (the “SEC”) dated April 21, 2023, as amended on June 16, 2023, July 18, 2023, August 7, 2023 and August 11, 2023, including a proxy statement/prospectus, which was declared effective by the SEC on August 14, 2023 and other documents filed by Greenfire from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes these measures that are not defined under IFRS provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-IFRS measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

greenfireres.com

investors@greenfireres.com

6 | Page